UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HUBSPOT, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

443573 100

(CUSIP Number)

December 31, 2017

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443573 100	13G

1.	Name of Reporting Person Dharmesh Shah
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,829,431(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,829,431 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,829,431 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.88%(2)
12.	Type of Reporting Person IN

(1)	Consists of (a) 1,636,291 shares held directly by the Reporting Person, (b) 183,964 shares issuable to the Reporting Person upon the exercise of stock options exercisable within 60 days after December 31, 2017 and (c) 9,176 restricted stock units held by the Reporting Person that shall vest within 60 days after December 31, 2017.
(2)	The percentage is calculated based on 37,503,377 shares outstanding as of December 31, 2017 as reported by the Issuer to the Reporting Person.

CUSIP No. 443573 100	13G

Item 1(a)	Name of Issuer HubSpot, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices 25 First Street, 2nd Floor Cambridge, Massachusetts 02141

Item 2(a)	Name of Person Filing Dharmesh Shah

Item 2(b)	Address of Principal Business Office c/o HubSpot, Inc. 25 First Street, 2nd Floor Cambridge, Massachusetts 02141

Item 2(c)	Citizenship United States of America

Item 2(d)	Title of Class of Securities Common Stock, $0.001 par value

Item 2(e)	CUSIP Number 443573 100

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

(a)	Amount beneficially owned:
1,829,431(1)

(b)	Percent of class:
4.88%(2)

(1)	Consists of (a) 1,636,291 shares held directly by the Reporting Person, (b) 183,964 shares issuable to the Reporting Person upon the exercise of stock options exercisable within 60 days after December 31, 2017 and (c) 9,176 restricted stock units held by the Reporting Person that shall vest within 60 days after December 31, 2017.
(2)	The percentage is calculated based on 37,503,377 shares outstanding as of December 31, 2017 as reported by the Issuer to the Reporting Person.

CUSIP No. 443573 100	13G

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
1,829,431(1)

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:
1,829,431(1)

(iv)	Shared power to dispose or to direct the disposition of:
0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

(1)	Consists of (a) 1,636,291 shares held directly by the Reporting Person, (b) 183,964 shares issuable to the Reporting Person upon the exercise of stock options exercisable within 60 days after December 31, 2017 and (c) 9,176 restricted stock units held by the Reporting Person that shall vest within 60 days after December 31, 2017.

CUSIP No. 443573 100	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2018

Dharmesh Shah

By:	/s/ John Kelleher, as attorney-in-fact
John Kelleher, as attorney-in-fact(1)

(1)	Signed by John Kelleher as attorney-in-fact for the Reporting Person. The Power of Attorney was previously filed as Exhibit 24.1 to the Form 3 filed by the Reporting Person on October 8, 2014 with respect to the Issuer and is incorporated herein by reference.